UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 205

(CUSIP Number)

Filiberto Zadini Estate
c/o Edsall Arrieta LLP
751 Daily Drive, Suite 325
Camarillo, California 93010
(805) 484-9002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5)

CUSIP No. 047438 205

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Filiberto Zadini
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON* IN

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CUSIP No. 047438 205

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Filiberto Zadini Estate
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,090,622
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,090,622
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,090,622
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14		TYPE OF REPORTING PERSON* OO

(Page 3 of 5)

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on May 24, 2010, as amended on June 28, 2010 (“Schedule 13D”).

Item 2. Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

This statement is being filed by the Estate of Filiberto Zadini (the “Estate”).  Filiberto Zadini passed away on February 25, 2011.

The address for the Estate is c/o Edsall Arrieta LLP 751 Daily Drive, Suite 325 Camarillo, California 93010.

During the last five years, the Estate has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

The Estate was created on April 14, 2011 and as a consequence acquired the securities previously held by Filiberto Zadini.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of April 14, 2011, the Estate beneficially owned 6,090,622 shares of Common Stock of the Company, including 12,500 shares of Common Stock that may be purchased by the Estate within 60 days of April 14, 2011 pursuant to the exercise of outstanding options.  Assuming a total of 23,358,397 shares of the Company’s Common Stock outstanding as of April 14, 2011, the Estate’s ownership constitutes approximately 26.1% of the shares of the Company’s Common Stock issued and outstanding.

On April 14, 2011, Mr. Zadini ceased to be the beneficial owner of more than five percent of the shares of Common Stock issued and outstanding.

Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Filiberto Zadini Estate
Dated: April 22, 2011	/s/ Georgio Zadini
Georgio Zadini Special Administrator

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